Issuer Free Writing Prospectus dated November 14, 2013

Filed Pursuant to Rule 433

Registration No. 333-192327

ENERGY TRANSFER EQUITY, L.P.

5.875% Senior Notes due 2024

Pricing Term Sheet

Issuer:	Energy Transfer Equity, L.P.

Security Type:	Senior Notes

Issue Ratings (Moody’s / S&P / Fitch):	Ba2 / BB / BB

Minimum Denomination:	$2,000

Pricing Date:	November 14, 2013

Settlement Date:	December 2, 2013 (T+11)

Maturity Date:	January 15, 2024

Principal Amount:	$450,000,000

Benchmark:	2.750% due November 15, 2023

Spread to Benchmark:	+318 bps

Yield to Maturity:	5.875%

Coupon:	5.875%

Public Offering Price:	100%

Gross Spread:	1.00%

Net Proceeds to Issuer (before expenses):	$445,500,000

Optional Redemption:	Make whole call: T + 50 bps prior to October 15, 2023; par thereafter

Interest Payment Dates:	January 15 and July 15, beginning July 15, 2014

Interest Record Dates:	January 1 and July 1

CUSIP / ISIN:	29273V AD2 / US29273VAD29

Joint Global Coordinators and Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co.

Joint Book-Running Managers:

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

RBS Securities Inc.

UBS Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

RECENT DEVELOPMENTS

Tender Offer

On October 30, 2013, we commenced a tender offer (the “Tender Offer”) to purchase for cash up to $400 million in aggregate principal amount of our outstanding 7.500% Senior Notes due 2020 (the “2020 Notes”). At our election, we have increased the maximum tender offer amount of $400 million to $600 million (the “Tender Cap”). We have also extended the expiration of the Tender Offer to 11:59 p.m., New York City time, on November 29, 2013, which may be further extended or earlier terminated (the “Expiration Time”). The payment date is expected to be the first business day following the new Expiration Time. As such, disclosure throughout the preliminary prospectus supplement is deemed modified in a manner consistent with the above. The consummation of the Tender Offer remains subject to the financing and other conditions as described in the Offer to Purchase Statement dated October 30, 2013.

We intend to use the net proceeds from this offering, together with the net proceeds from our new term loan credit facility, to fund the Tender Offer, including any related fees, expenses and accrued interest.

CHANGES TO THE PRELIMINARY PROSPECTUS SUPPLEMENT

In addition to the pricing information set forth above, the preliminary prospectus supplement is hereby updated to reflect the following changes:

Increase in Aggregate Principal Amount

The aggregate principal amount of 5.875% Senior Notes due 2024 (the “2024 Notes”) offered hereby has been increased from $400 million to $450 million. As such, all references to the $400 million aggregate principal amount of the 2024 Notes offered hereby pursuant to the preliminary prospectus supplement are deemed to refer to the $450 million aggregate principal amount of the 2024 Notes. The additional net proceeds received as a result of this increase will be applied to fund the Tender Offer.

Changes to “Capitalization”

The following table in the section entitled “Capitalization” appearing on page S-60 of the preliminary prospectus supplement is hereby amended as follows (additions shown with underlined text):

	September 30, 2013
	Actual	As Adjusted
Cash and Cash Equivalents	$1,177	$1,177

Long-Term Debt:
Debt of Energy Transfer Equity
Existing Revolving Credit Facility(1)	$—	$—
New Revolving Credit Facility(1)	—	170
Existing Term Loan Facility(2)	900	—
New Term Loan Facility(2)	—	1,000
7.500% Senior Notes due 2020(3)	1,800	1,200
Notes offered hereby	—	450

Debt of Energy Transfer Partners
ETP Revolving Credit Facility(4)	—	—
ETP Senior Notes	$10,636	$10,636
ETP Junior Subordinated Notes	546	546
Transwestern Senior Notes	870	870
Sunoco Senior Notes	965	965
Southern Union Senior Notes	116	116
Southern Union Junior Subordinated Notes	54	54
Panhandle Senior Notes	916	916
Sunoco Logistics Credit Facilities(5)	35	35
Sunoco Logistics Senior Notes	2,150	2,150
Debt of Regency Energy Partners
Revolving Credit Facility(6)	176	176
Senior Notes	2,800	2,800
Other long-term debt	46	46
Unamortized premiums and fair value adjustments, net	299	299

Total Long-Term Debt	$22,309	$22,429

Total Equity(7)	17,204	17,107

Total Capitalization	$39,513	$39,536

(1)	As of November 11, 2013, we had no borrowings outstanding under our existing revolving credit facility. In conjunction with the closing of this offering, we expect to refinance our existing revolving credit facility and expect to have $170 million of borrowings outstanding under our new revolving credit facility at such time and $430 million of availability thereunder. There can be no assurance that we will successfully refinance our existing revolving credit facility. Please see “Description of Other Indebtedness—Energy Transfer Equity, L.P.—New Revolving Credit Facility.”

(2)	In conjunction with the closing of this offering, we expect to refinance our existing term loan facility expect to have $1.0 billion of borrowings outstanding under our new term loan facility at such time. There can be no assurance that we will successfully refinance our existing term loan facility. Please see “Description of Other Indebtedness—Energy Transfer Equity, L.P.—New Term Loan Facility.”

(3)	Assumes that an aggregate of $600 million principal amount of the 2020 Notes are validly tendered and accepted for purchase in the Tender Offer at a purchase price of approximately $690 million, including related fees, expenses and accrued interest. The actual amount of 2020 Notes validly tendered and accepted for purchase may be less or, if we elect to increase the Tender Cap prior to the Expiration Time, may be more. We cannot assure you that the Tender Offer will be consummated in accordance with its terms, or at all. For a discussion of the terms of the 2020 Notes, please see “Description of Other Indebtedness—Energy Transfer Equity, L.P.—Senior Notes.”

(4)	As of November 11, 2013, ETP had no borrowings outstanding under its revolving credit facility and $2.4 billion of availability thereunder.

(5)	As of November 11, 2013, Sunoco Logistics and its subsidiaries had an aggregate of $35 million of borrowings outstanding under their credit facilities and $550 million of availability thereunder.

(6)	As of November 11, 2013, Regency had $321 million of borrowings outstanding under its revolving credit facility and $879 million of availability thereunder.

(7)	Reflects the anticipated write-off of a portion of the deferred financing fees relating to the 2020 Notes and our other financing arrangements.

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This information does not purport to be a complete description of these notes or the offering. Please refer to the preliminary prospectus supplement for a complete description.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037, Deutsche Bank Securities Inc. at (800) 503-4611, Citigroup Global Markets Inc. at (800) 831-1946 and Goldman, Sachs & Co. at (866) 471-2526.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.